Exhibit 21.1

SUBSIDIARIES

PC Group Inc., a Delaware corporation, owns 100% of the outstanding stock of each of the following corporations:

1.	Silipos, Inc., a Delaware corporation.

Silipos, Inc. owns 100% of the outstanding capital stock of Silipos (UK), Ltd., an English limited liability company.

2.	Twincraft, Inc., a Vermont corporation.

3.	Langer Distribution Services, Inc., a Delaware corporation (formerly known as GoodFoot Acquisition Co.) – currently inactive.

4.	Langer Professional Services, Inc., a Delaware corporation – currently inactive.